SEC FILE NUMBER: 0-10843

CUSIP NUMBER: 126389105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	◻	Form 10-K	◻	Form 20-F	◻	Form 11-K	⌧	Form 10-Q

	◻	Form 10-D	◻	Form N-CEN	◻	Form N-CSR

For Period Ended:  June 30, 2024

◻	Transition Report on Form 10-K
◻	Transition Report on Form 20-F
◻	Transition Report on Form 11-K
◻	Transition Report on Form 10-Q
◻	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________________________________________________________

PART I – REGISTRANT INFORMATION

CSP Inc.

Full name of Registrant

Not Applicable

Former Name if Applicable

175 Cabot Street - Suite 210
Address of Principal Executive Office (Street and Number)

Lowell, Massachusetts 01854

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

⌧	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

CSP Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Quarterly Report”) by the August 14, 2024 filing date for the reasons set forth below:

The Company requires additional time to complete its reviews of the Company’s internal controls and procedures.  The Company does not expect this review to result in any material changes to the financial results in the Company’s previously reported financial statements or materially impact the financial results in the Company’s previously reported earnings release  of unaudited financial statements for the period as of and ended June 30, 2024. We currently anticipate that we will file the Quarterly Report no later than August 19, 2024, which is within the time period prescribed by Rule 12b-25.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gary W. Levine	(978)	954-5040
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ⌧ No ◻

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ◻ No ⌧

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CSP Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2024	By:	/s/ Gary W. Levine
Gary W. Levine
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).